1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 30, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT
2012 THIRD QUARTERLY REPORT

I.	IMPORTANT NOTICE

(I)

The board of directors (the "Board"), the supervisory committee, the directors (the "Directors"), supervisors and senior management of Aluminum Corporation of China Limited* (the "Company") guarantee that this report contains no false representation, misleading statement or material omission. All of them jointly and severally accept responsibility for the truthfulness, accuracy and completeness of the contents of this report.

(II)	All the Directors attended the Board meeting.

(III)	This third quarterly financial report of the Company has not been audited.

(IV)	Name of Person-in-charge of the Company	Xiong Weiping

	Name of Person-in-charge of Accounting	Liu Caiming

	Name of Head of the Accounting Department	Lu Dongliang

Xiong Weiping, Person-in-charge of the Company, Liu Caiming, Person-in-charge of Accounting, and Lu Dongliang, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

II.	COMPANY PROFILE

(I)	Principal accounting data and financial indicators

Currency: RMB

	The end of the	The end of the	Change from the end of
	reporting period	previous year	the previous year
			(%)

Total assets (Thousand RMB)	180,289,443.00	157,134,157.00	14.74
Owner's equity (or shareholders'
equity) (Thousand RMB)	47,631,162.00	51,853,354.00	-8.14
Net assets per share attributable to
shareholders of the Company
(RMB per share)	3.52	3.83	-8.09

	From the beginning
	of the year to
	the end of	Change
	the reporting	from the
	period (January	same period
	to September)	last year
		(%)

Net cash flow from operating
activities (Thousand RMB)	-795,430.00	N/A
Net cash flow per share generated
from operating activities
(RMB per share)	-0.06	N/A

		From the beginning
		of the year to
		the end of	Change
	The reporting	the reporting	from the
	period (July	period (January	same period
	to September)	to September)	last year
			(%)

Net profit attributable to shareholders
of the Company (Thousand RMB)	-1,082,216.00	-4,335,471.00	N/A
Basic earnings per share
(RMB per share)	-0.08	-0.32	N/A
Basic profit per share after
extraordinary gains and losses
(RMB per share)	-0.09	-0.34	N/A
Diluted earnings per share
(RMB per share)	-0.08	-0.32	N/A
Return on net assets
(weighted average) (%)	-2.25	-8.72	N/A
Return on net assets after
extraordinary gains and losses
(weighted average) (%)	-2.66	-9.10	N/A

Deducting the gains and losses arising from extraordinary items and amount:

Unit: '000 Currency: RMB

Amount from
the beginning
of the year
to the end of
the reporting
period (January
Items	to September)

Gains and losses from disposal of non-current assets	-4,493
Government subsidies included in the gains and losses
for the period (excluding government subsidies closely
related to the ordinary business of the Company and
are granted on an ongoing basis under the state's policies
according to certain standard amount or quantity)	337,113
Except for the hedging business that is related to the ordinary business of the Company, the fair value gains or losses
arising from held-for-trading financial assets and liabilities and investment income from disposing held-for-trading
financial assets and liabilities and available-for-sale
financial assets	-69,699
Written back of the provision for impairment of accounts
receivable that is individually tested for impairment	-1,022
Other non-operating income and expenses
other than above items	2,941
Income tax effect	-57,360
Minority interests effect (after tax)	-16,825

Total	190,655

(II)	Total number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Unit: Share

Total number of shareholders as at the end of the reporting period	531,574

The top ten shareholders of tradable shares not subject to trading moratorium

	Number of
	tradable shares
	not subject
	to trading
	moratorium held
	as at the end
Name of shareholders (in full)	of the period	Class

Aluminum Corporation of China	5,214,407,195	RMB denominated
		ordinary shares
HKSCC Nominees Limited	3,923,967,945	Overseas listed
		foreign shares
China Cinda Assets Management Corporation	800,759,074	RMB denominated
		ordinary shares
China Construction Bank Corporation Limited	613,109,054	RMB denominated
		ordinary shares
Guokai Financial Limited Company	415,168,145	RMB denominated
		ordinary shares
Baotou Aluminum (Group) Co., Ltd.	340,567,795	RMB denominated
		ordinary shares
Lanzhou Aluminum Factory	79,472,482	RMB denominated
		ordinary shares
Guizhou Provincial Materials Development	66,549,065	RMB denominated
and Investment Corporation		ordinary shares
Guangxi Investment Group Co., Ltd.	41,372,956	RMB denominated
		ordinary shares
ICBC - Shanghai 50 ETF Index	25,836,089	RMB denominated
Securities Investment Fund		ordinary shares

III.	SIGNIFICANT EVENTS

(I)	Material changes in major accounting items and financial indicators and the reasons thereof

Applicable	Not Applicable

1.	Held-for-trading financial assets increased by 968%, mainly attributable to the increase in floating gains from outstanding futures contracts of the Group as at the end of the period.

2.	Accounts receivable increased by 116%, mainly attributable to the increased receivables as a result of the increased trade volume of the Group.

3.	Prepayments increased by 83%, mainly attributable to the increase in prepayments for procurement by the Group with a view to securing a stable market supply and expanding its business.

4.	Other receivables increased by 68%, mainly attributable to the futures margin receivable of the Group.

5.	Long-term equity investments increased by 251%, mainly due to the investment in associates of the Group's Simandou Project.

6.	The long-term deferred expenditures increased by 61%, mainly due to the increase in the Group's expenditures of mine exploitation.

7.	Deferred income tax assets increased by 74%, mainly due to the increase in deferred tax assets resulted from the recognition of losses of the Group during the period.

8.	Other non-current assets increased by 265%, mainly due to the increased investment to Simfer Jersey Limited in the Simandou Project of the Group.

9.	Short-term borrowings increased by 44%, mainly attributable to the fact that the Group increased the external financing thorough short-term borrowing.

10.	Held-for-trading financial liabilities increased by 243%, mainly attributable to the floating loss from outstanding futures contracts of the Group as at the end of the period.

11.	Payment received in advance increased by 60%, mainly due to the increase in the products' settlement fees that the Group received in advance.

12.	Interests payable increased by 46%, mainly attributable to the increase in the size of interest-bearing debts of the Company.

13.	Other current liabilities increased by 39%, mainly attributable to the fact that the Group increased the financing through short-term bonds.

14.	Special payables decreased by 70%, mainly attributable to special payables being carried forward to capital reserves upon completion of certain projects of the Group.

15.	Special reserve (production safety fees) increased by 40%, mainly attributable to the increase in the provisions made for production safety fees by the Group.

16.	Minority interests increased by 60%, mainly due to the proceeds received by Chalco Iron Ore Holdings Limited (), a subsidiary of the Group, from minority shareholders' investments.

17.	Financial expenses increased by 49%, mainly attributable to the increase in the size of interest-bearing liabilities of the Group as compared with the same period last year.

18.	Loss on asset impairment increased by 35%, mainly due to the increase in the provision for inventory impairment made by the Group.

19.	Gains from changes in fair value decreased by 56%, mainly attributable to the decrease in gains on fair value changes arising from futures contracts held by the Group.

20.	Investment income decreased by 86%, mainly attributable to the decrease in the profit from associated companies and joint ventures of the Group as compared with the same period last year.

21.	Non-operating income increased by 402%, mainly attributable to the increase in the government subsidies in relation to profit and loss received by the Group.

22.	Non-operating expenses increased by 87%, mainly attributable to loss on the fixed assets retirement of the Group.

23.	Income tax expenses decreased by 381%, mainly attributable to the increase in deferred tax assets resulted from the recognition of losses of the Group in the period.

24.

Net profit decreased by 411%, mainly attributable to the fact that the price of aluminum continued to linger at low levels while the prices of raw materials stayed high. However, the third quarterly results of the Group had improved as compared with the first half of this year, with a decrease in loss of 36% on the same basis.

25.

As compared with the first half of the year, the Group's profit margin experienced an upward trend in the third quarter, representing an increase of 133%, mainly attributable to a decrease in product cost ranging from 3.9% to 4.3%; net cash flow from operating activities was a net inflow of RMB1.020 billion, representing an increase of net inflow of RMB2.835 billion from the net outflow of RMB1.815 billion in the first half of the year. At the end of September, the debt to asset ratio was 67.99%, representing a decrease of 1.55 percentage points from the end of June. The average financing cost at the end of September decreased by 0.6 percentage point as compared with that of the end of June.

(II)	Progress of significant events and effects thereof and analysis on solutions

Applicable	Not Applicable

Non-public Offering of A shares

On 8 March 2012, the 23rd meeting of the fourth session of the Board resolved to terminate the non-public issue plan for the issuance of not more than 1 billion A shares which had been approved by China Securities Regulatory Commission (the "CSRC" ) on 20 September 2011 and at the same time proposed to issue not more than 1.25 billion RMB denominated ordinary shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors. On 5 April 2012, the Company received from the State-owned Assets Supervision and Administration Commission of the State Council (the "SASAC") the approval for such plan. At the 2012 First Extraordinary General Meeting, 2012 First Class Meeting for Holders of A Shares and 2012 First Class Meeting for Holders of H Shares held on 4 May 2012, the shareholders approved the non-public issue plan and related matters. On 24 August 2012, at the 29th meeting of the fourth session of the Board, the Board resolved to adjust the plan of non-public A shares issue on 8 March 2012, by proposing to issue not more than 1.45 billion RMB denominated ordinary shares in the PRC to qualified legal persons, natural persons, or other legally qualified investors. On 12 October 2012, the Company received from the SASAC the approval for such plan. At the 2012 Second Extraordinary General Meeting, 2012 Second Class Meeting for Holders of A Shares and 2012 Second Class Meeting for Holders of H Shares held on 12 October 2012, the shareholders also approved such plan and related matters. The non-public issue will become effective upon the grant of approval by the CSRC.

For details of the non-public issue, please refer to the announcements of the Company dated 5 April 2012, 5 May 2012, 24 August 2012 and 12 October 2012.

(III)	Implementation of undertakings by the Company, its shareholders and de facto controller

Applicable	Not Applicable

1.

Aluminum Corporation of China ("Chinlaco") would arrange to dispose of its aluminum fabrication business, or the Company would acquire the aluminum fabrication business from Chinalco, and acquire the pseudo-boehmite business from Chinalco within a certain period of time following the listing of the Company's A shares. In 2008, the Company successfully bid for five aluminum fabrication enterprises under the control of Chinalco in an open tender process through the equity exchange. Since the market conditions for the pseudo-boehmite business are immature, Chinalco is not well-prepared to inject its pseudo-boehmite business to the Company for the time being. When conditions become mature, Chinalco will continue to duly fulfill the undertakings within the time limit.

2.

On 22 August 2011, the Company issued a letter of undertaking to resolve the horizontal competition with Jiaozuo Wanfang Aluminum Company Limited ("Jiaozuo Wanfang") in the aluminum business, pursuant to which it undertook to use its best endeavors to eliminate the competition in aluminum business with Jiaozuo Wanfang by proper means within five years.

(IV)

Warning on any potential loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period or any material change from the corresponding period of last year and the reason thereof

Applicable	Not Applicable

Since the beginning of the year, the Company strengthened its efforts in restructuring and conducted strategic transformation in a prudent manner. It also continued to optimize the capital structure so as to improve its profitability. The Company, based on operation transformation, improved the management and commenced the activities of costs reduction and efficiency enhancement. Great efforts were made in reducing capital appropriation and carrying out lean cash flow management. The Company managed to ensure stable production with technical index improved continuously. The Company also strengthened its efforts in mine construction and corresponding management, increased the supply capacity of self-mined bauxite as well as the proportion of coal from direct procurement. Endeavour was also made in marketing and increasing market share. In the third quarter, the costs of alumina and aluminum were in decline, and the results of the Company had improved as compared with the first half of this year.

In the fourth quarter, the Company will put more efforts in the abovementioned tasks and improve the competitiveness of the Company' products in the market. The conflicts between demand and supply of the major products of the Company will, nevertheless, intensify and the market in the fourth quarter will not see a substantial change. Besides, influenced by the change in Indonesia's export policy on bauxite supply, the Company lowered its production capacity by 1.7 million tonnes since the end of May. The Company is thus expected to record loss in accumulated net profit for the period from the beginning of the year to the end of the next reporting period.

Relevant details will be disclosed in the annual results report of the Company for 2012.

(V)	Implementation of cash dividend policy during the reporting period

The terms for the distribution of cash dividend were prescribed in the Articles of Association of the Company: the Company should implement proactive methods of profit distribution and give priority to cash dividends.

Pursuant to the requirement of the "Notice Regarding Further Implementation of Cash Dividends Distribution of Listed Companies" () issued by the CSRC, the Company amended relevant policies in the Articles of Association of the Company regarding profit distribution and cash dividends and formulated "Shareholders' Return Plan for the Three Years from 2012 to 2014 of Aluminum Corporation of China Limited*" ( ). The abovementioned two resolutions have already been approved at the 2012 Second Extraordinary General Meeting of the Company held on 12 October 2012.

Please refer to the announcements of the Company dated 5 July 2012 and 12 October 2012 for further details.

Aluminum Corporation of China Limited*
Legal representative: Xiong Weiping
30 October 2012

4.	APPENDICES

4.1	Consolidated Balance Sheet
As at 30 September 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	11,372,028	11,644,741
Settlement reserve
Placements with banks and
other financial institutions
Held-for-trading financial assets	62,015	5,807
Bills receivable	3,768,710	4,136,568
Accounts receivable	3,223,395	1,495,197
Prepayments	7,402,982	4,034,410
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable	23,046	0
Dividends receivable	66,471	0
Other receivables	2,004,078	1,192,335
Purchases of resold financial assets
Inventories	26,347,314	24,124,379
Non-current assets due within one year	28,000	29,200
Other current assets	3,941,501	3,307,071

Total current assets	58,239,540	49,969,708

Non-current assets:
Entrusted loans and advances granted
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	14,017,434	3,994,693
Investment properties
Fixed assets	79,893,280	77,579,384
Construction in progress	14,764,382	16,047,880
Construction materials	168,251	148,109
Disposals of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	4,610,248	4,344,347
Development expenses
Goodwill	2,362,735	2,362,735
Long-term deferred expenditures	530,740	330,081
Deferred income tax assets	2,639,965	1,517,339
Other non-current assets	3,062,868	839,881
Total non-current assets	122,049,903	107,164,449

Total assets	180,289,443	157,134,157

Current liabilities:
Short-term borrowings	46,617,880	32,322,794
Borrowings from central bank
Deposit taking and deposit
in inter-bank market
Placements from banks and
other financial institutions
Held-for-trading financial liabilities	7,833	2,280
Bills payable	2,381,820	1,889,875
Accounts payable	5,761,476	6,511,435
Payments received in advance	1,826,067	1,138,393
Disposal of repurchased financial assets
Handling charges and commissions payable
Staff remuneration payable	422,930	466,750
Taxes payable	399,732	371,949
Interest payable	531,745	363,995
Dividends payable	105,114	89,717
Other payables	4,437,508	4,756,993
Reinsurance accounts payable
Deposits for insurance contracts
Agent brokerage fee
Agent underwriting fee
Non-current liabilities due within one year	4,984,646	4,193,854
Other current liabilities	14,235,624	10,252,363

Total current liabilities	81,712,375	62,360,398

Non-current liabilities:
Long-term borrowings	21,495,110	19,265,979
Debentures payable	18,710,435	16,702,547
Long-term payables	7,968	8,330
Special payables	44,632	148,532
Projected liabilities
Deferred income tax liabilities	0	4,456
Other non-current liabilities	610,942	489,229
Total non-current liabilities	40,869,087	36,619,073

Total liabilities	122,581,462	98,979,471

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	13,898,847	13,792,505
Less: Treasury stock
Special reserve	127,281	90,780
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	14,279,245	18,614,158
Foreign currency translation differences	-66,256	-36,134
Total owner's equity attributable to
the parent company	47,631,162	51,853,354
Minority interests	10,076,819	6,301,332
Total owner's equity	57,707,981	58,154,686

Total liabilities and owner's equity	180,289,443	157,134,157

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Balance Sheet of the Parent Company
As at 30 September 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

Items	Closing balance	Opening balance

Current assets:
Cash and cash equivalents	6,602,729	4,081,999
Held-for-trading financial assets	45,357	2,461
Bills receivable	1,111,669	2,232,624
Accounts receivable	1,995,109	1,495,393
Prepayments	1,288,512	1,123,346
Interest receivable	26,428	0
Dividends receivable	217,287	127,374
Other receivables	2,685,012	2,744,111
Inventories	13,737,448	13,265,158
Non-current assets due within one year	28,000	28,000
Other current assets	5,144,570	1,050,000

Total current assets	32,882,121	26,150,466

Non-current assets:
Financial assets available for sale
Held-to-maturity investments
Long-term receivables
Long-term equity investments	20,361,356	18,061,063
Investment properties
Fixed assets	51,273,614	48,858,231
Construction in progress	7,683,037	11,041,779
Construction materials	69,530	80,759
Disposal of fixed assets
Biological assets for production
Oil and gas assets
Intangible assets	2,289,516	2,066,653
Development expenses
Goodwill	2,330,945	2,330,945
Long-term deferred expenditures	324,809	197,528
Deferred income tax assets	2,115,199	1,121,711
Other non-current assets	622,431	450,430
Total non-current assets	87,070,437	84,209,099

Total assets	119,952,558	110,359,565

Current liabilities:
Short-term borrowings	20,320,000	14,960,000
Held-for-trading financial liabilities
Bills payable
Accounts payable	2,631,726	2,815,546
Payments received in advance	344,614	253,605
Staff remuneration payables	255,411	302,977
Taxes payable	208,932	179,563
Interests payable	371,817	288,625
Dividends payable
Other payables	2,468,032	2,945,913
Non-current liabilities due within one year	2,427,980	842,755
Other current liabilities	14,233,838	10,250,577

Total current liabilities	43,262,350	32,839,561

Non-current liabilities:
Long-term borrowings	10,534,277	10,051,501
Debentures payable	17,913,490	15,906,853
Long-term payables	0	8,330
Special payables	35,630	139,530
Projected liabilities
Deferred income tax liabilities
Other non-current liabilities	481,065	358,179
Total non-current liabilities	28,964,462	26,464,393

Total liabilities	72,226,812	59,303,954

Owner's equity (or shareholder's equity):
Paid-up capital (or share capital)	13,524,488	13,524,488
Capital reserve	14,399,614	14,294,274
Less: Treasury stock
Special reserve	63,691	42,586
Surplus reserve	5,867,557	5,867,557
General risk provision
Retained profit	13,870,396	17,326,706

Total owner's equity
(or shareholder's equity)	47,725,746	51,055,611

Total liabilities and owners' equity
(or shareholder's equity)	119,952,558	110,359,565

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

4.2	Consolidated income statement
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

From the beginning
of the previous year
			Amount for the	From the beginning	to the end of the
			period of the	of the year to the	reporting period
		Amount for the	previous year	end of the reporting	of the previous
		period (July to	(July to	period (January to	year (January to
Items		September)	September)	September)	September)

1.	Total operating revenue	37,134,780	41,644,993	108,832,561	107,614,742
Including:	Operating revenue	37,134,780	41,644,993	108,832,561	107,614,742
Interest income
Premiums earned
Handling charges and
commission income

2.	Total cost of operations	38,772,273	41,203,774	114,865,998	106,805,555
Including:	Operating cost	36,297,574	39,095,618	107,277,504	100,808,145
	Interest expenses
	Handling charges and
	commission
	expenses
	Returned premium
	Net expenditure for
	compensation
	payments
	Net provision for
	insurance deposits
	Policyholder dividend
	expenses
	Reinsurance costs
	Business tax and
	surcharges	73,395	93,990	192,452	259,355
	Selling expenses	525,409	405,353	1,482,294	1,166,860
	Administrative
	expenses	681,290	692,166	1,921,457	1,860,285
	Finance expenses	1,195,385	821,934	3,496,506	2,342,399
	Loss on assets
	impairment	-780	94,713	495,785	368,511
Add:	Gains on fair value
	changes
	(loss stated with "-")	261,336	103,503	55,968	126,560
	Investment income
	(loss stated with "-")	-43,170	424,419	112,420	823,269
Including:	Investment income
	from associated
	companies and joint
	ventures	32,600	116,649	188,510	447,540
	Foreign currency
	exchange gains
	(loss stated with "-")

3.	Operating profit
	(loss stated with "-")	-1,419,327	969,141	-5,865,049	1,759,016
Add:	Non-operating income	89,526	24,719	377,625	75,150
Less:	Non-operating
	expenses	18,336	13,221	42,064	22,517
Including:	Loss from disposal of
	non-current assets	7,827	1,523	12,860	3,192

4.	Total profit
	(total loss stated with "-")	-1,348,137	980,639	-5,529,488	1,811,649
Less:	Income tax expenses	-255,056	221,340	-1,011,639	360,520

5.	Net profit
	(net loss stated with "-")	-1,093,081	759,299	-4,517,849	1,451,129
	Net profit attributable to owners
	of the parent company	-1,082,216	554,987	-4,335,471	967,567
	Minority interests	-10,865	204,312	-182,378	483,562

6.	Earnings per share:
(i)	Basic earnings per share	-0.08	0.04	-0.32	0.07
(ii)	Diluted earnings per share	-0.08	0.04	-0.32	0.07

7.	Other comprehensive income	-23,815	12,191	-30,121	-3,483

8.	Total comprehensive income	-1,116,896	781,859	-4,547,970	1,458,016
	Total comprehensive income
	attributable to owners of
	the parent company	-1,106,031	593,222	-4,365,592	990,128
	Total comprehensive income
	attributable to minority
	shareholders	-10,865	188,637	-182,378	467,888

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Income Statement of the Parent Company
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

From the beginning
of the previous year
		Amount for the	From the beginning	to the end of the
		period of the	of the year to the	reporting period
	Amount for the	previous year	end of the reporting	of the previous
	period (July to	(July to	period (January to	year (January to
Items	September)	September)	September)	September)

1.	Operating revenue	11,713,604	12,679,416	36,082,953	35,512,388
Less:	Operating costs	11,703,287	11,358,926	36,267,775	31,961,116
	Business tax and
	surcharges	38,459	53,255	113,300	156,589
	Selling expenses	279,244	253,972	826,351	691,564
	Administrative
	expenses	398,046	419,970	1,112,205	1,132,358
	Finance expenses	680,241	457,678	2,032,078	1,311,228
	Loss on assets
	impairment	-52	-375	359,303	246,580
Add:	Gains on fair value
	changes
	(loss stated with "-")	160,318	64,119	42,896	69,174
	Investment income
	(loss stated with "-")	-61,923	169,589	-21,435	357,527
Including:	Investment income
	from associated
	companies and
	joint ventures	-22,662	40,934	-1,194	197,171

2.	Operating profit
	(loss stated with "-")	-1,287,226	369,698	-4,606,598	439,654
Add:	Non-operating income	40,880	18,154	189,573	35,633
Less:	Non-operating
	expenses	13,271	9,140	32,775	16,463
Including:	Loss from disposal
	of non-current assets	5,338	1,378	10,100	2,903

3.	Total profit
	(total loss stated with "-")	-1,259,617	378,712	-4,449,800	458,824
Less:	Income tax expenses	-289,820	77,246	-993,487	45,595

4.	Net profit
	(net loss stated with "-")	-969,797	301,466	-3,456,313	413,229

5.	Earnings per share:
(i)	Basic earnings per share
(ii)	Diluted earnings per share

6.	Other comprehensive income

7.	Total comprehensive income	-969,797	301,466	-3,456,313	413,229

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

4.3	Consolidated Cash Flow Statement
January to September 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

			From the beginning of
			the previous year
		From the beginning of	to the end
		the year to the end of	of the reporting period
		the reporting period	of the previous year
Items		(January to September)	(January to September)

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	134,859,613	129,321,813
	Net increase in deposits from customers and
	placements from banks and
	other financial institutions
	Net increase in borrowings from central bank
	Net increase in placements from
	other financial institutions
	Cash received from premiums of
	original insurance contracts
	Net cash received from reinsurance business
	Net increase in deposits from
	policyholders and investments
	Net increase in disposal of
	held-for-trading financial assets
	Cash received from interest,
	handling charges and commissions
	Net increase in capital due to
	banks and other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	26,391	308,603
	Other cash received relating to
	operating activities	1,625,446	179,125

	Sub-total of cash inflow from
	operating activities	136,511,450	129,809,541
	Cash paid for purchase of goods and
	receipt of services	127,172,878	115,999,906
	Net increase in loans and advances to customers
	Net increase in placements with
	central bank and other financial institutions
	Cash paid for claims on
	original insurance contracts
	Cash payment for interest,
	handling charges and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	4,996,670	4,593,760
	Taxes and surcharges paid	2,600,279	3,059,520
	Other cash paid relating to operating activities	2,537,053	2,515,762
	Sub-total of cash outflow from
	operating activities	137,306,880	126,168,948

	Net cash flow from operating activities	-795,430	3,640,593

2.	Cash flows from investment activities:
	Cash received from disposal of investments
	Cash received from returns on investments	119,240	125,499
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	72,921	63,019
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to
	investment activities	87,523	484,549
	Sub-total of cash inflow from
	investment activities	279,684	673,067
	Cash paid to acquire fixed assets,
	intangible assets and other long-term assets	6,416,197	6,931,045
	Cash paid for investment	12,971,790	1,149,562
	Net increase in pledged loans
	Net cash paid for acquisition of
	subsidiaries and other operating entities
	Other cash paid relating to investment activities	786,886	148,192
	Sub-total of cash outflow from
	investment activities	20,174,873	8,228,799

	Net cash flows from investment activities	-19,895,189	-7,555,732

3.	Cash flow from financing activities:
	Proceeds received from investments	5,300	0
Including:	Proceeds received by
subsidiaries from minority
shareholders' investment
Cash received from borrowings	70,223,411	39,930,128
Cash received from issue of debentures	11,000,000	15,747,500
Other cash received relating to
financing activities
Sub-total of cash inflow from
financing activities	81,228,711	55,677,628
Cash paid for repayment	56,135,849	47,503,128
Cash paid for dividend and
profit distribution or interest repayment	3,938,323	3,301,755
Including:	Dividend and profit paid by
	subsidiaries to
	minority shareholders	0	46,160
	Other cash paid relating to financing activities	3,777,878	0
	Sub-total of cash outflow from
	financing activities	63,852,050	50,804,883

	Net cash flows from financing activities	17,376,661	4,872,745

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate	-54,921	0

5.	Net increase in cash and cash equivalents	-3,368,879	957,606
Add:	Balance of cash and
	cash equivalents at the beginning
	of the period	10,591,306	8,982,710

6.	Balance of cash and cash equivalents
	at the end of the period	7,222,427	9,940,316

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

Cash Flow Statement of the Parent Company
January to September 2012
Prepared by: Aluminum Corporation of China Limited*

Unit: Thousand RMB, Unaudited

			From the beginning of
			the previous year
		From the beginning of	to the end
		the year to the end of	of the reporting period
		the reporting period	of the previous year
Items		(January to September)	(January to September)

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	43,848,285	40,548,465
	Refund of tax and levies received	26,293	0
	Other cash received relating to
	operating activities	525,331	73,411
	Sub-total of cash inflow from
	operating activities	44,399,909	40,621,876
	Cash paid for purchase of goods and
	receipt of services	37,416,824	33,867,650
	Cash paid to and on behalf of employees	3,527,233	3,304,250
	Taxes and surcharges paid	1,639,144	1,873,044
	Other cash paid relating to operating activities	1,687,107	1,502,070
	Sub-total of cash outflow from
	operating activities	44,270,308	40,547,014

	Net cash flow from operating activities	129,601	74,862

2.	Cash flows from investment activities:
	Cash received from disposal of investments	0	228,000
	Cash received from returns on investments	47,535	231,948
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	67,074	36,592
	Net cash received from disposal of subsidiaries
	and other operating entities
	Other cash received relating to
	investment activities	172,809	1,500,136

	Sub-total of cash inflow from
	investment activities	287,418	1,996,676
	Cash paid to acquire fixed assets,
	intangible assets and other long-term assets	2,631,184	4,891,691
	Cash paid for investment	5,924,501	3,943,666
	Net cash paid for acquisition of subsidiaries
	and other operating entities	0	50,000
	Other cash paid relating to investment activities	361,242	46,264
	Sub-total of cash outflow from
	investment activities	8,916,927	8,931,621

	Net cash flows from investment activities	-8,629,509	-6,934,945

3.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	28,598,000	22,795,000
	Cash received from bond issue	11,000,000	14,947,500
	Other cash received relating to
	financing activities
	Sub-total of cash inflow from
	financing activities	39,598,000	37,742,500
	Cash paid for repayment	26,149,000	30,708,575
	Cash paid for dividend and
	profit distribution or interest repayment	2,448,507	1,938,281
	Other cash paid relating to financing activities	3,493,951	0
	Sub-total of cash outflow from
	financing activities	32,091,458	32,646,856

	Net cash flows from financing activities	7,506,542	5,095,644

4.	Effect on cash and cash equivalents
	due to change in foreign
	currency exchange rate	-3,456	453

5.	Net increase in cash and cash equivalents	-996,822	-1,763,986
Add:	Balance of cash and
	cash equivalents at the beginning
	of the period	4,006,936	5,343,707

6.	Balance of cash and cash equivalents
	at the end of the period	3,010,114	3,579,721

Legal Representative	Person-in-charge	Head of Accounting
of the Company:	of Accounting:	Department:
Xiong Weiping	Liu Caiming	Lu Dongliang

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary